UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
(Amendment No. 2 - Final Amendment)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LDK Solar Co., Ltd.
(Name of Subject Company (Issuer))
LDK Solar Co., Ltd.
(Names of Filing Persons (as offeror))
4.75% Convertible Senior Notes due 2013
(Title of Class of Securities)
50183L AA 5 and 50183L AB 3
(CUSIP Number of Class of Securities)
Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd.
Unit 15, 35th Floor
West Tower, Shun Tak Centre
200 Connaught Road Central
Hong Kong
People’s Republic of China
(852) 2291-6057
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)
COPIES TO:

Huanting Timothy Li, Esq. Sidley Austin LLP Level 39, Two International Finance Centre 8 Finance Street, Central, Hong Kong (852) 2509-7888	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$300,000,000(1)	$21,390(2)

(1)	Estimated solely for the purpose of determining the filing fee. The amount assumes the purchase of an aggregate of $300,000,000 in principal amount of the outstanding 4.75% Convertible Senior Notes due 2013 at the maximum purchase price, as described herein, assuming the holders of such Convertible Senior Notes tender the full $300,000,000 aggregate principal amount of the Convertible Senior Notes.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per million dollars of the transaction value, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 and Fee Rate Advisory No. 2 for fiscal year 2011.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,390	Filing Party: LDK Solar Co., Ltd.

Form or Registration No.: TO	Date Filed: November 24, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by LDK Solar Co., Ltd., an exempted company organized under the laws of the Cayman Islands with limited liability (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, on November 24, 2010, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on December 10, 2010 (as amended, the “Schedule TO”), in connection with its offer to exchange (the “Exchange Offer”) up to $300,000,000 in aggregate principal amount of its currently outstanding 4.75% Convertible Senior Notes due 2013 (the “Existing Notes”) for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013 (the “New Notes”), plus cash in an amount not greater than $100 nor less than $85 per $1,000 principal amount of such Existing Notes (the “Cash Consideration” and, together with the New Notes, the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s exchange offer memorandum, dated November 24, 2010, and the documents incorporated by reference therein (as amended, the “Exchange Offer Memorandum”), and the accompanying Amended Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(iv) to the Schedule TO, respectively.
     The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO and the Exchange Offer Memorandum to report certain information about the Exchange Offer including the Cash Consideration and results of the Exchange Offer. Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Exchange Offer Memorandum and the Amended Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Exchange Offer Memorandum and the Amendment Letter of Transmittal.

Item 11. Additional Information
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     On December 24, 2010, the Company issued a press release announcing the Cash Consideration portion of the Exchange Consideration and the results of the Exchange Offer, which expired at 11:59 p.m., New York City time, on December 22, 2010. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(iii)	Press release, dated December 24, 2010, announcing the Cash Consideration portion of the Exchange Consideration and results of the Exchange Offer

(d)(3)	Indenture, to be dated as of the date of settlement for the New Notes, between the Company and The Bank of New York Mellon, as trustee

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDK Solar Co., Ltd.
By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chairman and Chief Executive Officer

Dated: December 24, 2010

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)*	Exchange Offer Memorandum, dated November 24, 2010
(a)(1)(ii)*	Letter of Transmittal
(a)(1)(iii)*	Form W-9 and Instructions thereto (included as part of Letter of Transmittal above)
(a)(1)(iv)**	Amended Letter of Transmittal
(a)(5)(i)*	Press release, dated November 24, 2010
(a)(5)(ii)**	Press release, dated December 9, 2010, announcing increase of Cash Consideration of the Exchange Offer
(a)(5)(iii)	Press release, dated December 24, 2010, announcing the Cash Consideration portion of the Exchange Consideration and results of the Exchange Offer
(d)(1)	Indenture, dated as of April 15, 2008, by and between the Company and The Bank of New York, as trustee, relating to the Existing Notes (incorporated herein by reference to Exhibit 4.5 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008)
(d)(2)	Registration Rights Agreement, dated as of April 15, 2008, by and between the Company and the initial purchasers of the Existing Notes (incorporated herein by reference to Exhibit 4.7 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008)
(d)(3)	Indenture, to be dated the date of settlement for the New Notes, between the Company and The Bank of New York Mellon, as trustee

*	Previously filed on Schedule TO on November 24, 2010.
**	Previously filed on Amendment No. 1 to Schedule TO on December 10, 2010.

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